Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 9 February 2010 that, on 9 February 2010, Henry Udow (a PDMR) acquired 553,431 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.86 per share. All shares were disposed of on the same day at an aggregate price of £8.40 per share.

The Company was further notified on 9 February 2010 that, on 9 February 2010, Henry Udow disposed of 284 ADRs (each whole ADR representing four ordinary shares in the capital of the Company) at a price of US$52.54 per ADR.

The Company was notified on 9 February 2010 that, on 9 February 2010, Mark Reckitt (a PDMR) acquired 6,126 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.90 per share. All shares were disposed of on the same day at a price of £8.40 per share.

The Company was notified on 10 February 2010 that, on 10 February 2010, Mark Reckitt acquired 331,407 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.88 per share. All shares were disposed of on the same day at an aggregate price of £8.45 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions in ordinary shares were carried out in London. The transactions in ADRs were carried out in New York.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

10 February 2010